UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42465

EUROHOLDINGS LTD
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroHoldings Ltd (the “Company”) on June 25, 2025: Euroholdings Ltd Reports Results for the Quarter Ended March 31, 2025 and Declares First Quarterly Common Stock Dividend Following Spin - Off.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: June 26, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroholdings Ltd

Reports Results for the Quarter Ended March 31, 2025 and Declares First Quarterly Common Stock Dividend Following Spin - Off

Maroussi, Athens, Greece – June 25, 2025– Euroholdings Ltd (NASDAQ: EHLD, the “Company” or “Euroholdings”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the quarter ended March 31, 2025. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA, or "Euroseas") to serve as the holding company of three subsidiaries that were contributed by Euroseas to Euroholdings effective January 1, 2025; Euroseas spun-off Euroholdings on March 17, 2025, which has since operated as an independent company. The results below refer to Euroholdings and its subsidiaries for the periods presented. Historical comparative periods reflect the results of the carve-out operations of the three vessels that were contributed to the Company.

First Quarter 2025 Financial Highlights:

•

Total net revenues of $2.9 million. Net income of $11.1 million; or $3.99 earnings per share basic and diluted. Adjusted net income for the period was $0.9 million or $0.31 per share basic and diluted.

•

Adjusted EBITDA1 was $0.9 million.

•

An average of 2.1 vessels were owned and operated during the first quarter of 2025 earning an average time charter equivalent rate of $15,798 per day.

•

Declared a quarterly dividend of $0.14 per share for the first quarter of 2025, payable on or about July 16, 2025, to shareholders of record on July 9, 2025. This is the first dividend payment since we became an independent public company on March 17, 2025. The declaration and payment of any future dividends will be subject to the discretion of the Board of Directors of the Company, and will depend on, among other things, the Company’s earnings, fleet employment profile, financial condition and cash requirements, as well as the availability of liquidity, the Company’s growth strategy and global economic conditions.

Recent Developments:

As previously announced, on June 23, 2025, certain shareholders, all associated with the Pittas family, have sold 51.04% of the Company’s outstanding common shares to Marla Investments Inc., a company affiliated with the Latsis family. Members of the Pittas family retained approximately 7.6% interest in the Company. No shares of the Company were issued in the transaction. In connection with the transaction, two members of our Board resigned and were replaced by two members suggested by the purchasers. The management of the Company, including all executive officers, has remained in place; Eurobulk Ltd and its affiliates will continue to provide executive, commercial and technical management services to the Company.

1Adjusted EBITDA, Adjusted net income and Adjusted income per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroholdings financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chaiman, President and CEO of Euroholdings, commented: “We are pleased to report the commencement of our path as an independent ship owning company focusing on exploiting the value and contributions of our initial fleet and, in parallel, working on maximizing the value of the Company for our shareholders. In that respect and due to the significant interest of other groups seeking various forms of cooperation with us, our board of directors initiated a strategic review of our potential options. We are excited to welcome as a major shareholder of the company, Marla Investments Inc., an affiliate of the Latsis family of Greece. We look forward to working with them and the Pittas family which continues as a shareholder to chart the strategy and growth of Euroholdings.”

Athina Atalioti, Chief Financial Officer of Euroholdings, commented: “Within the first quarter of 2025, we sold our vessel, M/V Diamantis P, immediately after it completed certain repairs recording a $10.23 million gain on the sale. Our other two vessels performed their time charter contracts as scheduled. In the first quarter of 2025, on a per-vessel-per-day basis, our vessels earned an average charter rate of $15,798, 7.3% higher compared to $14,725 average charter rate for the same period of 2024. Our net revenues decreased to $2.9 million in the first quarter of 2025 compared to $3.8 million during the same period of last year as a result of operating and earning revenues from two vessels during the first quarter of 2025 compared to three for the same period of last year.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $8,511 per vessel per day during the first quarter of 2025 as compared to $7,492 per vessel per day for the same quarter of last year. This increase is mainly due to higher general and administrative expenses per vessel as a result of the spin-off costs and costs related to the company being public and fewer vessels we owned during the period as compared to the same period of 2024.

“Adjusted EBITDA during the first quarter of 2025 was $0.9 million versus $1.7 million in the first quarter of last year, reflecting the lower number of vessels we operated during the period and the repair cost of M/V Diamantis P.”

First Quarter 2025 Results:

For the first quarter of 2025, the Company reported total net revenues of $2.9 million representing a 24.9% decrease over total net revenues of $3.8 million during the first quarter of 2024 which was the result of the decreased average number of vessels operating in the first quarter of the current year. On average, 2.1 vessels were owned and operated during the first quarter of 2025 earning an average time charter equivalent rate of $15,798 per day compared to 3.0 vessels in the same period of 2024 earning on average $14,725 per day.

For the first quarter of 2025, voyage expenses amounted to $0.03 million and mainly relate to expenses incurred by one of our vessels while commencing repairs afloat, as compared to $0.1 million in the same period of 2024. Vessel operating expenses decreased to $1.1 million for the first quarter of 2025 from $1.6 million in the same period of 2024. The decrease is mainly attributable to the decreased average number of vessels owned and operated during the period partly offset by the repair cost of M/V Diamantis P.

Related party management fees for the period were $0.2 million for the first quarters of 2025 and 2024. General and administrative expenses were $0.3 million for the first quarter of 2025, compared to $0.2 million for the same period of 2024. The increased general and administrative expenses reflect mainly expenses related to the spin-off. In the first quarter of 2025, one of our vessels completed its intermediate survey for a total cost of $0.3 million. In the first quarter of 2024 none of our vessels were drydocked.

On January 10, 2025, the Company signed an agreement to sell M/V Diamantis P, a 2,008 teu container carrier, built in 1998, for further trading, for approximately $13.15 million, resulting in a gain on sale of $10.23 million.

Interest expense during the first quarter of 2025 was nil. Interest and other financing costs for the first quarter of 2024 amounted to $0.07 million.

The Company reported net income for the first quarter of 2025 of $11.1 million, as compared to a net income of $1.5 million for the same period of 2024.

Adjusted EBITDA for the first quarter of 2025 was $0.9 million compared to $1.7 million achieved during the first quarter of 2024.

Basic and diluted earnings per share for the first quarter of 2025 was $3.99 calculated on 2,780,855 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.54 for the first quarter of 2024, calculated on 2,780,855 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the earnings for the quarter of the net gain on sale of vessel, the adjusted net earnings for the quarter ended March 31, 2025, would have been $0.31 per share basic and diluted compared to adjusted net earnings of $0.54 per share basic and diluted for the quarter ended March 31, 2024. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The Euroholdings Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
JOANNA(**)	Feeder	22,301	1,732	1999	TC until Mar-26 then until Sep-26, then until Nov-26	$19,000 $9,500 $16,500
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Nov-25	$16,700
Total Container Carriers	2	40,882	3,171

Note:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC

(**)

Period to November 2026 is at the option of the charterer

Summary Fleet Data:

	3 months, ended March 31, 2024	3 months, ended March 31, 2025
FLEET DATA
Average number of vessels (1)	3.0	2.1
Calendar days for fleet (2)	273.0	194.4
Scheduled off-hire days incl. laid-up (3)	0.0	7.3
Available days for fleet (4) = (2) - (3)	273.0	187.1
Commercial off-hire days (5)	3.7	0.0
Operational off-hire days (6)	1.2	0.0
Voyage days for fleet (7) = (4) - (5) - (6)	268.1	187.1
Fleet utilization (8) = (7) / (4)	98.2%	100.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	98.7%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.6%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	14,725	15,798
Vessel operating expenses excl. drydocking expenses (12)	6,840	7,135
General and administrative expenses (13)	652	1,376
Total vessel operating expenses (14)	7,492	8,511
Drydocking expenses (15)	-	1,687

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Euroholdings Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2024	2025
	(unaudited)
Revenues
Time charter revenue	4,054,948	2,989,852
Commissions	(229,312)	(117,343)
Net revenues	3,825,636	2,872,509

Operating expenses / (income)
Voyage expenses	107,194	34,129
Vessel operating expenses	1,626,320	1,144,031
Drydocking expenses	-	327,950
Depreciation	93,556	10,000
Related party management fees	241,134	243,009
General and administrative expenses	178,041	267,464
Net gain on sale of vessel	-	(10,230,210)
Total Operating expenses / (income), net	2,246,245	(8,203,627)

Operating income	1,579,391	11,076,136

Other income / (expenses)
Interest and other financing costs	(65,989)	-
Foreign exchange gain	139	3,149
Interest income	-	2,517
Other (expenses) / income, net	(65,850)	5,666
Net income	1,513,541	11,081,802
Earnings per share, basic and diluted	0.54	3.99
Weighted average number of shares, basic and diluted	2,780,855	2,780,855

Euroholdings Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2024	March 31, 2025

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	129,541	13,131,859
Trade accounts receivable	443,229	247,853
Other receivables, net	65,259	44,092
Inventories	647,879	194,113
Prepaid expenses	107,799	209,760
Due from related company	980,952	1,347,284
Total current assets	2,374,659	15,174,961
Fixed assets:
Vessels, net	6,238,768	3,613,727
Total assets	8,613,427	18,788,688

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade accounts payable	1,510,281	720,470
Accrued expenses	710,587	360,004
Deferred revenue	153,791	387,644
Total current liabilities	2,374,659	1,468,118

Total liabilities	2,374,659	1,468,118
Shareholders' equity:
Share capital ($0.01 par value; 100,000,000 shares authorized, 0 and 2,816,615 issued and outstanding)	-	28,166
Paid-in capital	-	6,210,602
Net former parent company investment	6,238,768	-
Retained earnings	-	11,081,802
Total shareholders’ equity	6,238,768	17,320,570
Total liabilities and shareholders’ equity	8,613,427	18,788,688

Euroholdings Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2024	2025

Cash flows from operating activities:
Net income	1,513,541	11,081,802
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	93,556	10,000
Gain on sale of vessel	-	(10,230,210)
Amortization of deferred charges	33,740	-
Changes in operating assets and liabilities	306,163	(656,443)
Net cash provided by operating activities	1,947,000	205,149

Cash flows from investing activities:
Cash paid for vessel improvements	(95,599)	(78,318)
Net proceeds from sale of vessel	-	12,875,487
Net cash (used in) / provided by investing activities	(95,599)	12,797,169
Cash flows from financing activities:
Repayment of long-term bank loan	(1,925,000)	-
Net transfers to Parent	(290,247)
Net cash used in financing activities	(2,215,247)	-

Net (decrease) / increase in cash and cash equivalents	(363,846)	13,002,318
Cash and cash equivalents at beginning of period	493,387	129,541
Cash and cash equivalents at end of period	129,541	13,131,859

Euroholdings Ltd.

Reconciliation of Adjusted EBITDA to

Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2025
Net income	1,513,541	11,081,802
Interest and other financing costs, net (incl. interest income)	65,989	(2,517)
Depreciation	93,556	10,000
Net gain on sale of vessel	-	(10,230,210)
Adjusted EBITDA	1,673,086	859,075

Adjusted EBITDA Reconciliation:

Euroholdings Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation and gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, gain on sale of vessel and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in shipping or other industries.

Euroholdings Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2025
Net income	1,513,541	11,081,802
Net gain on sale of vessel	-	(10,230,210)
Adjusted net income	1,513,541	851,592
Adjusted net earnings per share, basic and diluted	0.54	0.31
Weighted average number of shares, basic and diluted	2,780,855	2,780,855

Adjusted net income and Adjusted net earnings per share Reconciliation:

Euroholdings Ltd. considers Adjusted net income to represent net income before gain on sale of vessel. Adjusted net income and Adjusted net earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain on sale of vessel, which items may significantly affect results of operations between periods.

Adjusted net income and Adjusted net earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP, The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About Euroholdings Ltd.

Euroholdings Ltd. was formed on March 20, 2024, under the laws of the Republic of the Marshall Islands. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA, or "Euroseas") to serve as the holding company of three subsidiaries that were contributed by Euroseas effective January 1,2025. On March 17, 2025, Euroseas distributed all the shares of Euroholdings to its shareholders thereby spinning off Euroholdings. Euroholdings began trading on NASDAQ Capital Market under the ticker EHLD on March 17, 2025.

Euroholdings operates in the container shipping market. Euroholdings' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroholdings employs its vessels on period charters.

The Company has a fleet of 2 Feeder container carriers with a total carrying capacity of 3,171 TEU.

Forward Looking Statement

This press release contains forward-looking statements, including as defined under U.S. federal securities laws, concerning future events. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions.  Words such as “anticipates,” “may,” “potential,” “predicts,” “projects,” “should,” "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission (the “SEC”). Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Visit our website www.Euroholdings.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Strategy Officer & Treasurer Euroholdings Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@Euroholdings.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail:Euroholdings@capitallink.com